UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number: 333-151676

GDF SUEZ

(Translation of registrant’s name into English)

16-26 rue du Docteur Lancereaux, 75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.                     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A description of events affecting the Registrant is set forth in the press release issued by the Registrant, attached hereto as Exhibit 99.1, which is incorporated by reference herein in its entirety.

Exhibit Index:
Exhibit 99.1:	Press release, dated May 7, 2009, entitled “Creation of GDF Suez’s New European Works Council: Agreement Signed Unanimously by All European Social Partners.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDF SUEZ
(Registrant)

Date: May 7, 2009	By	/s/ Yves de Gaulle
	Name:	Yves de Gaulle
	Title:	General Secretary